

June 13, 2019

By E-Mail

Beth E. Berg, Esq.
Sidley Austin LLP
One South Dearborn
Chicago, IL 60603

> **Re: MiMedx Group, Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed June 10, 2019**
> **File No. 001-35887**

Dear Ms. Berg:

We have reviewed your filing and have the following comment.

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. With a view toward revised disclosure, provide support for the following:

- that your investigation found evidence that demonstrated that "Mr. Petit and certain members of his management team engaged in longstanding material misconduct";

- that "the evidence demonstrated that Mr. Petit and certain members of his management team disregarded accounting rules; undertook improper actions to manage and manipulate the timing and recognition of revenue; made misleading and false statements to the Company's outside auditors, the Board and the U.S. Securities and Exchange Commission after questions were raised about the Company's accounting practices; took actions against whistleblowers; and emphasized short-term business goals over compliance and ethics"; and,

- your disclosure in each of the bullet points in the first and second page of your press release.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions